DynamotiveEnergy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

1.1 Date

This “Management’s Discussion And Analysis” should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company’s Annual Report for the year ended December 31, 2005.

The following sets out management’s discussion and analysis of our financial position and results of operations for the nine months ended September, 2006 and 2005.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is a leader in biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis”. Its principal business is the development and commercialisation of its Fast Pyrolysis renewable energy process to produce liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As of September 30, 2006, the Company had four wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: Dynamotive Corporation (incorporated in the State of Rhode Island in 1990), Dynamotive Europe Limited (formerly known as Dynamotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), Dynamotive Canada, Inc. (incorporated in Canada in 2000), Dynamotive Biomass Resource Corporation (incorporated in British Columbia, Canada in 2006) and the West Lorne BioOil Co-Generation Limited Partnership (the “Limited Partnership”) which was formed in Ontario, Canada in September 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the BioOil co-generation plant in West Lorne, Ontario.

Q3/2006 Restated Management’s Discussion and Analysis	Page 1 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December	As at December	As at December
	31, 2005	31, 2004	31, 2003
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(11,822,274)	(9,917,889)	(4,995,624)
Loss from continuing operations	(11,997,344)	(9,916,215)	(4,921,650)
Net loss per Cdn GAAP	(11,997,344)	(9,916,215)	(4,984,681)
Net loss per US GAAP	(13,124,724)	(8,405,184)	(4,984,681)
Net loss per share Cdn GAAP	(0.11)	(0.12)	(0.09)
Net loss per share US GAAP	(0.12)	(0.10)	(0.09)
Net loss from continuing operation per share	(0.11)	(0.12)	(0.09)

Financial position at year-end:
Total assets, Cdn GAAP	16,962,573	13,198,698	3,759,605
Total assets, US GAAP	16,962,573	13,198,698	3,759,605

Total liabilities, Cdn GAAP	8,670,165	8,911,500	2,035,168
Total liabilities, US GAAP	8,692,977	8,911,500	2,035,168

Shareholder’s equity, Cdn GAAP	8,292,408	4,287,198	1,724,437
Shareholder’s equity, US GAAP	8,269,596	4,287,198	,724,437

Common shares issued	123,211,875	93,129,798	69,915,654

1.4 Results of Operations

In 2006, Dynamotive continued its research and development and commercialization activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Operations were focused in Canada, including initial commercial sales from the Company’s BioOil Co-Generation plant in West Lorne, Ontario. Business Development activities accelerated both inside Canada and internationally and the Company completed its first initial plant license and territorial license and plant license in Eastern Europe and Australia.

Q3/2006 Restated Management’s Discussion and Analysis	Page 2 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months (“quarter”) ended September 30, 2006, the Company incurred a net loss of $3,086,964 or $0.02 per share. This compares to a net loss for the same quarter of the preceding fiscal year (“2005”) of $2,924,073 or $0.03 per share. For the nine months ended September 30, 2006, the Company incurred a net loss of $10,140,707 ($0.07 per share). This compares to a net loss from operations for the comparable period in 2005 of $6,919,114 ($0.07 per share). The increase in the level of losses incurred in 2006, compared to 2005, was attributable to the general increase of overhead expenses including marketing and business development, research and development, general & administrative expenses. This increase is consistent with the Company’s increased business development and project development activities.

Revenue

Revenue for the third quarter ending September 30, 2006 was $nil compared to $nil for the same quarter in 2005. Revenue for the first nine months in 2006 was $nil compared to $nil for the same period in 2005.

Interest and other income increased to $191,283 in the third quarter of 2006 compared to $19,505 in the same quarter in 2005. Interest and other income increased to $366,095 in the first nine months of 2006 compared to $20,710 in the same period in 2005. The increase in 2006 was due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits.

Deferred Revenue

During the third quarter the Company has recorded $50,000 of deferred revenue (2005 $nil). The Company has recorded $400,000 as deferred revenue in the first nine months of 2006 (2005 $nil). In total, the Company has received $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology. This $500,000 is non-refundable. Dynamotive has loaned $250,000 to Rika on commercial terms as a short-term loan receivable. The $500,000 License payment less the $250,000 loan has been recorded as deferred revenue on the Company’s balance sheet.

The Company has also received $150,000 from Classic Power as an initial payment on a Plant License for Guelph, Ontario, Canada. This $150,000 is non-refundable and has been recorded as deferred revenue.

Expenses

Marketing and business development expenses for the third quarter of 2006 increased to $464,385 from $195,909 for the same period in 2005. Marketing and business development expenses for the first nine months of 2006 increased to $1,394,025 from $551,751 for the same period in 2005. These increases were due to increases in business development activities and participation in a major environmental conference during the period.

For the third quarters in 2006 and 2005 the Company had expended on a quarterly basis $974,743 and $631,163 respectively, on research and development. Of these research & development expenditures, $nil and $138,430 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first nine months in 2006 and 2005 the Company had expended $3,286,959 and $2,155,494 respectively, on research and development. Of these research & development expenditures, $236,344 and $515,157 respectively, were sponsored by government funding. The remainder of the respective expenditures in the nine month period were

Q3/2006 Restated Management’s Discussion and Analysis	Page 3 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Company sponsored. The increase in research and development expenses for the first nine months of 2006 was due to increased R&D activities related to fabrication of the Company’s first 200 tonnes per day (“TPD”) plant during the 2006 third quarter and ongoing optimization of the West Lorne plant.

The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of $7.4 million (C$8.235 million) through March 2006, of which $6.3 million (C$7.0 million) has been received as of September 30, 2006 and the balance $1.1 million (C$1.2 million) has been recorded as an government receivable.

General and administrative expenses in the third quarter of 2006 increased to $1,784,153 from $1,323,353 for the same quarter in 2005. General and administrative expenses in the first nine months of 2006 increased to $5,282,125 from $3,589,818 for the same period in 2005. The increase in 2006 was mainly due to increased activity in the general and administrative area, management of the Company’s development activities related to its initial 200 TPD plant and an increase in non-cash compensation.

Depreciation and amortization expenses decreased to $28,997 in the third quarter of 2006 from $35,294 in the same quarter in 2005. Depreciation and amortization expenses decreased to $84,597 in the first nine months of 2006 from $102,202 in the same period in 2005. This decrease was due mainly to the write-off the 10 TPD pilot plant at the year end 2005.

Interest expenses decreased in the third quarter to $24,524 from $925,533 in the same quarter in 2005. Interest expenses decreased in the first nine months of 2006 to $446,877 from $1,084,352 in the same period in 2005. The decreases were due mainly to the decreases in acquisition of long-term and short-term debts financing. Also, all of outstanding debts were paid off during the fist six months of 2006.

Currency exchange loss in the third quarter amounted to $1,445 compared to the gain $29,224 in the same quarter in 2005. Currency exchange loss in the first nine months of 2006 amounted to $248,563 compared to the gain $28,636 in the same period in 2005. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the third quarter of 2006, the Company recorded a net loss of $3,086,964, while the net loss for the same quarter in 2005 amounted to $2,924,073. During the first nine months of 2006, the Company recorded a net loss of $10,140,707, while the net loss for the same period in 2005 amounted to $6,919,114. The increase in loss for the first nine months of 2006 was primarily attributable to an increase in activity in all areas resulting in (i) an increase in marketing and business development related expenses; (ii) an increase in research and development expenses; (iii) an increase in general and administrative expenses; (iv) increase in foreign exchange loss; partially offset by (v) decrease in depreciation and amortization; (vi) an increase in interest and other income; and (vii) decrease in interest expense.

The basic and diluted loss per common share for the third quarter was $0.02 per share compared to $0.03 for the same quarter in 2005. The basic and diluted loss per common share for the first nine months of 2006 was $0.07 same as for the same period in 2005. The weighted average number of Common Shares for the quarter increased to 162,278,171 shares for the quarter ended September 30, 2006 from 109,672,315 for the quarter ended September 30, 2005. The weighted average number of Common Shares increased to 148,705,520 shares for the nine month period ended September 30, 2006 from 104,389,515 for the nine month period ended September 30, 2005.

Q3/2006 Restated Management’s Discussion and Analysis	Page 4 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

		Three months ended
	Sep 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005
	(restated)	(restated)	(restated)
(US Dollars)	$	$	$	$
Revenue	—	—	—	—

Net loss	(3,086,964)	(3,755,849)	(3,297,894)	(5,078,230)
Net loss per share	(0.02)	(0.03)	(0.02)	(0.04)

Weighted average common shares
outstanding	162,278,171	151,402,079	131,906,042	118,686,979

	Sep 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004
	$	$	$	$
Revenue	—	—	—	—

Net loss	(2,924,073)	(2,221,722)	(1,773,319)	(4,433,230)
Net loss per share	(0.03)	(0.02)	(0.02)	(0.05)

Weighted average common shares
outstanding	109,672,315	104,343,348	98,781,196	88,161,929

1.6 Liquidity

Principal sources of liquidity during the quarter ended September 30, 2006 were (i) $1,015,924 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares; (ii) $253,333 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $381,773 decrease in government grants receivable; and (vi) $50,000 increase in deferred revenue. Principal sources of liquidity during the nine months ended September 30, 2006 were (i) $24,723,410 in net proceeds from private placement offerings of the Company’s Common Shares; (ii) $253,333 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $500,000 increase in joint-venture deposit received; (iv) $400,000 increase in deferred revenue; partially offset by (v) $474,036 increase in government grants receivable; and (vi) $830,013 repayment of long term loan.

For the quarter ended September 30, 2005 the principal sources of liquidity were (i) $3,305,069 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares; (ii) $115,000 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004; and offset by (iii)

Q3/2006 Restated Management’s Discussion and Analysis	Page 5 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

$616,765 increase in government grants receivable, and (iv) $500,000 decrease in short-term convertible note. Principal sources of liquidity during the nine months ended September 30, 2005 were (i) $825,000 proceeds from short-term convertible notes; (ii) $6,206,650 in net proceeds from private placement offerings of the Company’s Common Shares; (iii) $279,298 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004; partially offset by (iv) $164,298 decrease in project deposits; (v) $781,850 increase in government grants receivable; and (vi) $42,331 repayment of short term loan.

Overall change in cash position during the third quarter of 2006 was a decrease in cash of $4,948,922 as compared to an increase of $484,302 during the same quarter in 2005. Overall change in cash position during the first nine months of 2006 was an increase in cash of $10,340,111 as compared to an increase in cash of $417,889 during the same period in 2005. Overall cash flows increased during 2006 due to significantly increased financing activities and the completion of construction of the West Lorne Project in 2005.

During the third quarter ended September 30, 2006, the Company generated cash from financing activities of $1,701,030 and, used cash in operating activities and investing activities of $4,175,163 and $2,470,411, respectively. During the first nine months ended September 30, 2006, the Company generated cash from financing activities of $24,572,694, and used cash in operating activities and investing activities of $10,269,858 and $4,008,880, respectively.

The net amount of cash used in operating activities in the third quarter of 2006 increased to $4,175,163 from cash used of $2,467,088 in the third quarter of 2005. Cash used in operating activities in the third quarter 2006 consisted of a net loss from operations for the third quarter 2006 of $3,086,964 and a net change in non-cash working capital balances related to operations of $1,805,135 that were partially offset by (i) non-cash equity compensation expenses of $686,494, (ii) depreciation and amortization of non-cash items in the sum of $28,997, and (iii) translation loss of $1,445. Cash used in operating activities in the third quarter 2005 consisted of a net loss from operations for the third quarter 2005 of $2,924,073, a net change in non-cash working capital balances related to operations of $883,127, and $29,324 of translation gain that were partially offset by (i) non-cash equity compensation expenses of $1,334,142, and (ii) depreciation and amortization of non-cash items in the sum of $35,294.

Financing activities during the third quarter 2006 generated a net increase in cash of $1,701,030, primarily from the exercise of warrants and options for cash. Financing activities during the third quarter 2005 generated a net increase in cash of $2,303,304, primarily from the Company’s private placements of Common Shares.

Financing activities during the first nine months of 2006 generated a net increase in cash of $24,572,694, primarily from the Company’s private placements of Common Shares. Financing activities during the first nine months of 2005 generated a net increase in cash of $6,322,469, primarily from the increase in short term convertible note and Company’s private placements of common shares.

Investing activities in the third quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $2,470,411 including $2,363,994 was incurred in the acquisition of capital assets, $100,000 was incurred in the purchase IPO shares of Renewable Oil Corp and $6,417 was expended on patents. Investing activities in the third quarter 2005 resulted in an increase of cash, net of grants and disposal, in the amount of $640,553. Of this amount, $650,791 was from government funding recorded subsequent to the acquisition of capital assets and $10,238 expended on patents.

Q3/2006 Restated Management’s Discussion and Analysis	Page 6 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

Investing activities in the first nine months of 2006 resulted in use of cash, net of grants and disposal, in the amount of $4,008,880. Of this amount, $4,065,042 was incurred in the acquisition of capital assets, $16,651 was expended on patents, $100,000 was incurred in the purchase IPO shares of Renewable Oil Corp, and that were partially offset by a $172,813 decrease in restricted cash. Investing activities in the first nine months of 2005 resulted in use of cash, net of grants and disposal, in the amount of $1,877,694. Of this amount, $1,856,925 was incurred in the acquisition of capital assets, $20,769 was expended on patents.

1.7 Capital Resources

As at September 30, 2006, the Company had working capital of $9,968,195, has an accumulated deficit of $68,988,104 and has incurred a net loss of $10,140,707 for the nine months period ended September 30, 2006.

Dynamotive began generating commercial sales from its core BioOil operations but remains dependent on financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada (“TPC”) and Sustainable Development Technology Canada (“SDTC”) funding, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.5 million (C$5 million) to the capital cost of the Company’s West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. As of September 30, 2006, the Company received payment of $4.0 million (C$4.5 million) from SDTC.

In addition to contemplated equity offerings during 2006, the Company expects to receive the remaining amounts claimed from the TPC program for research & development and demonstration project related expenditures and from SDTC as described above. The Company expects to receive in 2006 the US$1.1 million (C$1.2 million) remaining in the TPC project funding and the $0.45 million (C$0.5 million) remaining in the SDTC project funding.

During the first quarter of 2006, the Company raised subscription funds of $10.1 million relating to the private placement commenced during the first quarter of 2004 at subscription prices ranging from $0.62 to $1.06 per share. 13.0 million Shares and 2.7 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2006, the Company raised total subscription funds of $9.3 million from private placement commenced during the first quarter of 2004 ($0.2 million at subscription prices ranging from $0.81 to $1.35 per share) and from the private placement commenced during the second quarter of 2006 ($9.1 million at subscription prices ranging from $0.86 to $1.33 per share). 8.0 million Shares and 4.0 million Common Share Purchase Warrants were issued as a result of these subscriptions.

Q3/2006 Restated Management’s Discussion and Analysis	Page 7 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

In the third quarter of 2006, the Company did not raise any subscription funds from private placements and therefore no Share and Common Share Purchase Warrant were issued in this regard.

With the current cash on hand and anticipated license and product payment receipts, the Company believes it has sufficient funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2006. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company’s 2006 financing plan is structured to enable construction of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility and to launch construction of a second 200 tpd plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s first 200 TPD project, the Company has outstanding construction commitments of approximately $4.5 million and expects the project to be mechanically completed in early 2007.

The Company’s funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and cash receipts, are expected to fund the 200 TPD projects which are expected to be developed during 2006 and into 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

In August 2006, the Company has agreed financial terms relating to the West Lorne Project with the supplier of the biomass-fuelled power generation turbine. The final agreement of $3.25 (C$3.6 million) included $900,000 (C$1 million) in restricted common share at a 10% discount to the closing price as of the date of agreement. Warrantee and services for the next three years are included in the contract price.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $326,898 for the quarter (2005 - $157,100) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation. For the nine month period ended September 30, 2006, consulting fees and salaries of $852,151 (2005 - $479,209) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,500 (2005 - $ nil) paid by stock based compensation.

Q3/2006 Restated Management’s Discussion and Analysis	Page 8 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

As at September 30, 2006, $101,482 (2005 - $57,170) was paid to a Director of the Company in connection with research and development for the Company’s BioOil technology and related products.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

During the first quarter of 2006 the Company signed preliminary agreements and in the third quarter completed final agreements with Consensus Business Group (“CBG”) to fund a biomass reserve company (the “DBRC” 51% to Dynamotive and 49% to CBG) and to sell a 20% interest in its European development company (“DEL”) in exchange for a share of profits from a CBG subsidiary. Related to these preliminary agreements, CBG has advanced $500,000 as an equity investment in the Reserve Company and has invested $2 million in Dynamotive equity on the understanding that Dynamotive will loan $2 million to DEL on commercial terms. CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to DBRC, invest $500,000 in DBRC’s equity and loan $1 million to DBRC on commercial terms.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Report, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

Q3/2006 Restated Management’s Discussion and Analysis	Page 9 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005

(a) Capitalized or expensed exploration and development costs; Not applicable.

(b) expensed research and development costs;

Research and Development Expenses

Breakdown by major category:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
			(restated)
	$	$	$	$
Material	209,205	221,548	757,628	1,171,980
Salary and benefits	109,317	111,521	432,503	371,073
Engineering and consulting fees	500,208	291,635	1,914,058	596,384
Miscellaneous costs	156,013	6,459	182,770	16,057
	974,743	631,163	3,286,959	2,155,494
Less: Government assistance programs	—	(138,430)	(236,344)	(515,157)
	974,743	492,733	3,050,615	1,640,337

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

Breakdown by major category:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Office supplies, telephone, and insurance	116,236	102,804	367,068	323,680
Professional fees	301,285	(21,218)	756,044	156,237
Rent	59,193	54,749	151,151	152,468
General and admin. salaries and benefits	1,307,439	1,187,018	4,007,862	2,957,433
	1,784,153	1,323,353	5,282,125	3,589,818

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects,

Q3/2006 Restated Management’s Discussion and Analysis	Page 10 of 11

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005 intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management’s Discussion and Analysis in the 2005 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee whose recommendations are followed with regard to executive compensation. From time to time the Board may also form special sub-committees, which must investigate and report to the Board on specific topics.

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